Fly Leasing Limited
West Pier
Dun Laoghaire
County Dublin, Ireland
February 16, 2011
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549-6010

Re:	Fly Leasing Limited Request for Withdrawal of Registration Statement on Form F-3 (SEC File No. 333-166666)
Ladies and Gentlemen:
Reference is made to the registration statement on Form F-3 (File No. 333-166666) filed with the Securities and Exchange Commission (the “Commission”) by Fly Leasing Limited (the “Company”) on May 7, 2010 (the “Registration Statement”), which was declared effective on June 25, 2010. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Company’s Registration Statement, together with all exhibits thereto.
The Company submits this request for withdrawal because the Company has purchased all shares held by the selling shareholder listed in the Registration Statement in a private transaction, and therefore the Registration Statement is no longer necessary. The Company confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein.
In consideration of the foregoing, the Company hereby respectfully requests that consent to this withdrawal of the Registration Statement be issued by the Commission as of the date hereof or at the earliest practical date hereafter.
The Company hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for further use.
If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Boris Dolgonos of Jones Day, at (212) 326-3430.

Sincerely, Fly Leasing Limited
By:	/s/ Gary Dales
	Name:	Gary Dales
	Title:	Chief Financial Officer